FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION
8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersign investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company
Act of 1940 and in connection with such notification of registration submits the following information:

Name: Elise Dalayna Greene dba EDGE TRUST

Address of Principal Business Office (No. & Street, City, State,
Zip Code):

10730 Barker Cypress, Suite C-1014
Cypress, Texas 77433

Telephone Number (including area code): 469-300-2855

Name and Address of Agents for Service of Process:

TRUSTEE: Elise Dalayna Greene, Trustee: Department of Health, *
Board of Directors:
MI Registrar file No.1362490-1971, Principal Financial and Accounting Officer as transfer agent:

EDGE TRUST
C/O ELISE DALAYNA GREENE
10730 BARKER CYPRESS ROAD, SUITE C-1014
Cypress, Texas 77433

Yes this Registrant is filing a Registration Statement pursuant to
Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of form N-8A. (5(b)(1), 2(a)(13), 2(a)(36), 2(a)(40))

Pursuant to the requirements of the Investment Company Act of 1940, the undersign registrant does sign this notification of registration on its behalf of the city of CYPRESS and state of TEXAS on the 19TH day of May of 2021.


EDGE TRUST
Signature _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _
Registrant:  Elise Dalayna Greene dba EDGE TRUST
Name of Sponsor: Elise Dalayna Greene
Attest: _ _ _ _ _ _ _ _ _ _ _ _ _ _ _
Title: _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _
AMENDMENT: The trust name was not present on the intial filing and phone number has been updated.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549